UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 July 2020

Commission File number 001-15246

LLOYDS BANK plc

(Translation of registrant’s name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ☐.

This report on Form 6-K shall be deemed incorporated by reference into the Company’s Registration Statement (File No. 333-231902-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements.

Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Lloyds Bank Group’s future financial position including profit attributable to shareholders, provisions, economic profit,  dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations;  the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Lloyds Bank Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation,  disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Lloyds Bank Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the coronavirus disease (COVID-19) pandemic) and other disasters, adverse weather and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Lloyds Bank Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Lloyds Bank Group’s directors, management or employees including industrial action; changes to the Lloyds Bank Group’s post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Lloyds Bank Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts.

Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Lloyds Bank Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

BASIS OF PRESENTATION

This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results as at and for the half-year ended 30 June 2020 and is being incorporated by reference into the Registration Statement with File no. 333-231902-01.

The comparative information included in the consolidated financial statements presented in this Form 6-K differs from that provided in the Group’s UK results for the half-year ended 30 June 2020. As reported in the Group’s 2018 Form 20-F, an adjusting post balance sheet event that occurred between the signing of the Group’s 2018 UK Annual Report and Accounts and its 2018 Form 20-F resulted in the charge recognised in respect of PPI complaints in the Group’s 2018 Form 20-F being £649 million greater than that recorded in the Group’s 2018 UK Annual Report and Accounts. Consequently, the charge recognised by the Group in its UK results for the half-year ended 30 June 2019 was £649 million greater than in the comparatives for the half-year ended 30 June 2019 shown in this Form 6-K.

FINANCIAL REVIEW

Income statement

The Group’s results have been significantly affected by the coronavirus pandemic and its impact upon the UK economy.  During the half-year to 30 June 2020, the Group recorded a loss before tax of £290 million compared with a profit before tax in the half-year to 30 June 2019 of £3,356 million, a decrease of £3,646 million which was largely driven by a significantly increased impairment charge due to changes to the Group’s economic outlook.

Total income decreased by £848 million, or 10 per cent, to £7,766 million in the half-year to 30 June 2020 compared with £8,614 million in the half-year to 30 June 2019; there was a £454 million decrease in net interest income and a decrease of £394 million in other income.

Net interest income was £5,614 million in the half-year to 30 June 2020, a decrease of £454 million, or 7 per cent, compared to £6,068 million in the half-year to 30 June 2019. The net interest margin reduced as a result of the lower rate environment, actions taken to support customers, including free overdrafts, and a change in asset mix, partly as a result of reduced levels of customer demand during the coronavirus pandemic.  Average interest-earning assets were broadly stable with growth due to government-backed lending to support corporate customers through the coronavirus crisis offset by lower balances in the closed mortgage book and in the credit card portfolio, as well as the impact of balance sheet optimisation within Commercial Banking in the second half of 2019.

Other income was £394 million, or 15 per cent, lower at £2,152 million in the half-year to 30 June 2020 compared to £2,546 million in the half-year to 30 June 2019. Net fee and commission income was £129 million, or 19 per cent, lower at £533 million compared to £662 million in the half-year to 30 June 2019 reflecting lower levels of current account, card and other transaction banking income, following the introduction of coronavirus-related lockdown restrictions and corresponding lower levels of customer activity.  The reduction in fee income also reflects the impact of the sale of certain wealth management business to a fellow Lloyds Banking Group subsidiary during 2019. Net trading income was £72 million higher at £368 million compared to £296 million in the same period in 30 June 2019. Other operating income was £337 million, or 21 per cent, lower at £1,251 million compared to £1,588 million in the first half of 2019 reflecting lower operating lease rental income, in line with the reduced Lex Autolease vehicle fleet, and a reduced level of recharges to other Lloyds Banking Group entities as costs have fallen. During the half-year to 30 June 2019 the Group realised a profit of £107 million on the sale of certain wealth management businesses to a fellow Lloyds Banking Group subsidiary and a profit of £16 million on the transfer of private client asset management business to Cazenove Capital.

Operating expenses decreased by £238 million, or 5 per cent, to £4,431 million in the half-year to 30 June 2020 compared to £4,669 million in the half-year to 30 June 2019. There was a £40 million increase in regulatory provisions and a £278 million decrease in other operating expenses. The regulatory provisions charge was £158 million compared to £118 million in the half-year to 30 June 2019. No further provision has been taken for PPI in 2020. Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent, albeit operations have been impacted by the coronavirus pandemic in the second quarter. The unutilised provision at 30 June 2020 was £742 million.

Other operating costs were lower, despite continued investment in the Group’s digital proposition and bearing coronavirus-related costs.  This reflects continued cost discipline, efficiencies gained through digitalisation and other process improvements, lower bonus accruals and a lower level of restructuring costs, driven by the completion of the MBNA integration and lower severance costs relating to the Group’s strategic investment plans.

FINANCIAL REVIEW (continued)

The Group’s impairment charge increased by £3,036 million to £3,625 million in the half-year to 30 June 2020 compared to £589 million in the half-year to 30 June 2019, with the increase primarily driven by updates to the Group’s economic outlook. Impairment provisions reflect the net impact of economic scenarios and Government support programmes with the increase on prior year of more than £3 billion building additional balance sheet resilience. Observed credit quality remains robust with arrears and defaults remaining low. The Group recognises that this is likely to be influenced by the temporary support provided, including payment holidays and furlough arrangements. The expected credit loss (ECL) allowance as at 30 June 2020 assumes additional losses will emerge as the support subsides.

The Group’s ECL allowance continues to reflect a probability weighted view of future economic scenarios including a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of severe downside, although all scenarios have deteriorated significantly since the year end. The base case upon which these scenarios are built assumes unemployment rate reaches 9.0 per cent in the fourth quarter of 2020 and more sustained reductions in asset prices. Given the weightings attached to scenarios, the ECL represents an uplift of £506 million from the base case ECL.

Judgement has been applied to the model-generated severe downside scenario to recognise the greater levels of uncertainty in the short-term economic outlook and therefore a greater severity of potential adverse shocks from the base case. In this scenario, this results in a peak unemployment rate of 12.5 per cent in the second quarter of 2021 and a GDP drop of 17.2 per cent in 2020. The impact of this adjustment has been estimated at portfolio level but outside the core IFRS 9 process and as such is reflected as a central overlay of £200 million, reflecting an estimated £2 billion higher ECL provision within the severe downside scenario.

Overall the Group’s loan portfolio continues to be well positioned, reflecting a prudent, through the cycle approach to credit risk and high levels of security. The Retail portfolio is heavily weighted to mortgage lending where improved loan to values provide security against potential risks. The prime consumer finance portfolio also benefits from high quality growth and the Group’s prudent risk appetite. The commercial portfolio reflects a diverse client base with limited exposure to the most vulnerable sectors affected by the coronavirus outbreak. Within Commercial, the Group’s management of concentration risk includes single name and country limits as well as controls over the overall exposure to certain higher risk and vulnerable sectors and asset classes.

There was a tax credit of £594 million in the half-year to 30 June 2020 compared to a charge of £763 million in the half-year to 30 June 2019 reflecting the loss before tax in 2020 and a credit of £440 million arising on remeasurement of the Group’s deferred tax balances following the UK government’s decision to maintain the corporation tax rate at 19 per cent, which was substantively enacted on 17 March 2020.

Profit for the period, after tax, was £304 million compared to £2,593 million in the half-year to 30 June 2019.

Balance sheet and capital

Total assets were £26,276 million, or 5 per cent, higher at £607,644 million at 30 June 2020 compared to £581,368 million at 31 December 2019. Cash and balances at central banks were £12,095 million higher at £50,975 million reflecting the increased liquidity holdings. Financial assets at amortised cost increased by £7,942 million to £494,443 million at 30 June 2020 compared to £486,501 million at 31 December 2019, mainly as a result of a £6,530 million increase in reverse repurchase agreement balances, reflecting attractive rates for liquidity holdings.  Other loans and advances to customers, net of impairment allowances, were broadly flat as increased corporate and SME lending, reflecting take-up of Government support schemes, was offset by expected reductions in the mortgage book, lower credit card balances, where customer activity reduced during the first half of the year, and increased impairment allowances. Derivative balances were £2,296 million higher at £10,790 million compared to £8,494 million at 31 December 2019, this increase reflects movements in both interest rates and exchange rates, particularly the US dollar and Euro, over the first half of 2020.

FINANCIAL REVIEW (continued)

Total liabilities were £24,530 million, or 5 per cent, higher at £566,999 million compared to £542,469 million at 31 December 2019. Deposits from banks were £3,052 million higher at £26,645 million as the Group drew down on available funding facilities and customer deposits were £30,752 million, or 8 per cent, higher at £427,591 million compared to £396,839 million at 31 December 2019, as a result of growth in retail current accounts and commercial deposits.  Retail current accounts growth was significant, reflecting lower levels of customer spending as well as reliance on trusted brands; growth in Commercial Banking reflected strong relationships and increased liquidity positions in uncertain market conditions.  In part offsetting these increases, debt securities in issue were £10,275 million, or 13 per cent, lower at £66,156 million as the Group has taken advantage of other, more attractive, funding sources.

Total equity increased by £1,746 million, or 4 per cent, from £38,899 million at 31 December 2019 to £40,645 million at 30 June 2020, mainly due to the issuance of £1,070 million of other equity instruments and an increase in the net surplus relating to the Group’s post-retirement defined benefit schemes as credit spreads widened over the first six months of 2020.

The Group’s common equity tier 1 capital ratio increased to 14.6 per cent(1) from 14.3 per cent at 31 December 2019 as the impact of the impairment charge on the Group’s profits was largely mitigated through the increase in IFRS 9 transitional relief for capital. In addition, excess expected losses reduced to nil as they absorbed part of the increase in IFRS 9 expected credit losses. The resultant increases in capital were offset in part by pensions contributions made during the period and an increase in deferred tax assets and intangibles deducted from capital.

The tier 1 capital ratio increased to 18.8 per cent(1) from 18.3 per cent at 31 December 2019, primarily reflecting the increase in common equity tier 1 capital and new AT1 issuances, offset in part by the annual reduction in the transitional limit applied to grandfathered AT1 capital.

The total capital ratio increased to 22.5 per cent(1) from 22.1 per cent at 31 December 2019, which reflected the increase in tier 1 capital.

Risk-weighted assets increased by £1,371 million, or 1 per cent, to £173,311 million at 30 June 2020, compared to £171,940 million at 31 December 2019 largely reflecting the impact of credit migrations, retail model calibrations, and the full implementation of the new securitisation framework. These increases have been partially offset by reductions in underlying lending balances (excluding government backed lending schemes that attract limited to no risk-weighted assets), optimisation activity undertaken in Commercial Banking and the impact of the revised SME supporting factor.

The Group’s UK leverage ratio increased to 5.3 per cent(1), (31 December 2019: 5.1 per cent), primarily driven by the increase in tier 1 capital.

(1)	Incorporating profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.

Capital position at 30 June 2020

The Group’s capital position as at 30 June 2020, incorporating profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation and applying CRD IV transitional rules and IFRS 9 transitional arrangements, is set out in the following section.

FINANCIAL REVIEW (continued)

Capital ratios

Capital resources (transitional)	At 30 June 2020	At 31 Dec 2019
	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	34,635	33,973
Adjustment for own credit	28	26
Cash flow hedging reserve	(1,667)	(1,556)
Other adjustments	1,894	397
	34,890	32,840
Less: deductions from common equity tier 1
Goodwill and other intangible assets	(4,189)	(4,050)
Prudent valuation adjustment	(186)	(220)
Excess of expected losses over impairment provisions and value adjustments	-	(195)
Removal of defined benefit pension surplus	(1,721)	(531)
Deferred tax assets	(3,541)	(3,207)
Common equity tier 1 capital	25,253	24,637

Additional tier 1
Additional tier 1 instruments	7,290	6,905
Total tier 1 capital	32,543	31,542

Tier 2
Tier 2 instruments	6,719	6,914
Other adjustments	(286)	(480)
Total tier 2 capital	6,433	6,434

Total capital resources	38,976	37,976

Risk-weighted assets	173,311	171,940

Common equity tier 1 capital ratio(1)	14.6%	14.3%
Tier 1 capital ratio(1)	18.8%	18.3%
Total capital ratio(1)	22.5%	22.1%

(1)              Reflecting the full impact of IFRS 9 at 30 June 2020, without the application of transitional arrangements, the Group’s common equity tier 1 capital ratio would be 13.5 per cent, the tier 1 capital ratio would be 17.7 per cent and the total capital ratio would be 22.0 per cent.

FINANCIAL REVIEW (continued)

	At 30 June 2020	At 31 Dec 2019
	£m	£m
Risk-weighted assets
Foundation Internal Ratings Based (IRB) Approach	46,042	46,500
Retail IRB Approach	64,574	63,192
Other IRB Approach	12,044	11,722
IRB Approach	122,660	121,414
Standardised (STA) Approach	21,596	22,074
Credit risk	144,256	143,488
Counterparty credit risk	2,054	1,830
Credit valuation adjustment risk	279	271
Operational risk	24,086	24,413
Market risk	259	171
Underlying risk-weighted assets	170,934	170,173
Threshold risk-weighted assets (1)	2,377	1,767
Total risk-weighted assets	173,311	171,940

FINANCIAL REVIEW (continued)

	Fully loaded
	At 30 June 2020	At 31 Dec 2019
	£m	£m
Leverage ratio

Total tier 1 capital for leverage ratio
Common equity tier 1 capital	25,253	24,637
Additional tier 1 capital	5,930	4,865
Total tier 1 capital	31,183	29,502

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	10,790	8,494
Securities financing transactions	60,117	52,032
Loans and advances and other assets	536,737	520,842
Total assets	607,644	581,368

Qualifying central bank claims	(45,920)	(33,408)

Deconsolidation adjustments
Derivative financial instruments	8	32
Loans and advances and other assets	(613)	(1,326)
Total deconsolidation adjustments	(605)	(1,294)

Derivatives adjustments
Adjustments for regulatory netting	(2,928)	(2,430)
Adjustments for cash collateral	(7,388)	(6,869)
Net written credit protection	155	148
Regulatory potential future exposure	7,593	8,186
Total derivatives adjustments	(2,568)	(965)

Securities financing transactions adjustments	1,546	689

Off-balance sheet items	44,302	44,172

Regulatory deductions and other adjustments	(14,538)	(7,641)

Total exposure measure	589,861	582,921

UK leverage ratio(1)	5.3%	5.1%

CRD IV leverage exposure measure	635,781	616,329
CRD IV leverage ratio	4.9%	4.8%

(1)              Reflecting the full impact of IFRS 9 at 30 June 2020, without the application of transitional arrangements, the Group’s UK leverage ratio would be 5.0 per cent.

A copy of the half-year Pillar 3 disclosures will be available to view from mid-August at: https://www.lloydsbankinggroup.com/investors/financial-performance/

PRINCIPAL RISKS AND UNCERTAINTIES

The significant risks faced by the Group are detailed below. There has been no change to the description of these risks since disclosed in the Group’s 2019 Annual Report on Form 20-F.

The external risks faced by the Group may also impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to the coronavirus pandemic, global macro-economic conditions, regulatory developments and the exit of the UK from the European Union.

Through the coronavirus pandemic, the Group has offered help and support to customers with a range of measures, for example with payment holidays and government lending schemes, and continues to actively monitor the outcomes to ensure fair customer treatment. Support has been prioritised for those customers in the most vulnerable situations and those who need help urgently. The Group has also been required to take a series of unprecedented actions to protect colleagues, and we has been proactive in limiting the impact with a number of mitigating actions to support colleagues’ safety and wellbeing. Transition planning, including continued engagement with colleagues, remains a key focus in ensuring that we continue to protect our colleagues and our services to customers as the situation continues to evolve and that any lessons learned from the pandemic can be embedded into our future working practices.

As at 24 July 2020, over 1.1 million retail payment holidays have been granted to help alleviate temporary financial pressure on customers during the crisis, of which around 750,000 are still in force. Payment holidays of up to three months have been granted across a range of retail products including mortgages, personal loans, credit cards and motor finance, with extensions available of up to three months should customers request them. Of the original payment holidays that have matured, 69 per cent have restarted payments. Across all products, customers who have sought to extend their payment holiday are typically of a lower credit quality than those who have not had a payment holiday, and tend to have higher average balances and lower credit scores. Retail payment holiday credit risk is captured in the modelled expected credit loss allowance. As seen in the evolving payment holiday data in July, around 30 per cent of customers on payment holidays have not recommenced payment, and the current stage 2 uplift captures c.25 per cent of all payment holiday customers.

The Group’s key cyber controls have continued to operate effectively during the coronavirus pandemic. During this period, the Group has also enhanced monitoring of key suppliers to protect the services received by Group and its ability to protect and maintain service to customers. The Group continues to work with the regulators constructively with regular engagement to ensure they are aware of the impacts on, and mitigating actions taken by, the Group.

The Group’s principal risks and uncertainties are reviewed and reported regularly to the Board in alignment with Lloyds Banking Group’s Enterprise Risk Management Framework. Climate risk is being proposed to be introduced as a principal risk category, reflecting the focus in this key area, and work already undertaken by the Group.

Change / Execution — The risk that, in delivering the change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operate within the Group’s approved risk appetite.

Data — The risk that the Group fails to effectively govern, manage, and control data (including data processed by third party suppliers) leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.

Operational Resilience — The risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.

Strategic — The risks which result from strategic plans which do not adequately reflect trends in external factors, ineffective business strategy execution, or failure to respond in a timely manner to external environments or changes in stakeholder behaviours and expectations.

Credit — The risk that parties with whom the Group has contracted, fail to meet their financial obligations (both on and off balance sheet). For example observed, anticipated or unexpected changes in the economic environment could impact profitability due to an increase in delinquency, defaults, write-downs and/or expected credit losses.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Regulatory and Legal — The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

Conduct — The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

Operational — The risk of loss from inadequate or failed internal processes, people and systems, or from external events.

People — The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

Capital — The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across Lloyds Banking Group.

Funding and Liquidity — Funding risk is the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is the risk that the Group does not have sufficient financial resources to meet commitments when they fall due, or can only secure them at excessive cost.

Governance — The risk that the organisational infrastructure fails to provide robust oversight of decision making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

Market — The risk that the Group’s capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the banking business, and credit spreads in Lloyds Banking Group’s defined benefit pension schemes.

Model — The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of models and rating systems.

Credit risk

Economic conditions have worsened in the first half of 2020 as the coronavirus crisis impact is felt. Given the challenging external environment and expectations of further economic deterioration, the impairment charge has increased significantly during the first half of 2020, predominantly driven by updates to the Group’s economic outlook as well as the impact on restructuring cases and single name charges. As a result, expected credit loss allowances increased. There are a number of headwinds which have the potential to further impact the portfolios, including uncertainty around future UK and global economic conditions with a risk of an increase in unemployment and further business failures as the various UK Government schemes wind down in the third quarter, the risk of a second wave of the virus and further, perhaps deeper, measures worsening the economy and the financial health of our customers. Outside of these, the possibility still remains of a no-deal end to the transition period of the UK exit from the European Union. In the context of the uncertainty, the Group’s risk appetite and risk management approach continues to help ensure that the Group takes timely and proactive actions.

Funding and liquidity risk

The Group has maintained its strong funding and liquidity position. In addition to its sizable liquid asset buffer the Group has a significant amount of pre-positioned collateral eligible for use in a range of central bank facilities, including the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME). The Group saw a significant increase in deposits in the first half given reduced customer spending and customers depositing government lending scheme balances. This increased the Group’s cash reserves balance held at the Bank of England and alongside available TFSME capacity reduces the need for additional wholesale funding in 2020.

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

	Note	Half-year to 30 June 2020	Half-year to 30 June 2019
		£m	£m

Interest and similar income		7,295	8,016
Interest and similar expense		(1,681)	(1,948)
Net interest income		5,614	6,068
Fee and commission income		954	1,193
Fee and commission expense		(421)	(531)
Net fee and commission income	3	533	662
Net trading income		368	296
Other operating income		1,251	1,588
Other income		2,152	2,546
Total income		7,766	8,614
Regulatory provisions		(158)	(118)
Other operating expenses		(4,273)	(4,551)
Total operating expenses	4	(4,431)	(4,669)
Trading surplus		3,335	3,945
Impairment	5	(3,625)	(589)
(Loss) profit before tax		(290)	3.356
Tax credit (expense)	6	594	(763)
Profit for the period		304	2,593

Profit attributable to ordinary shareholders		86	2,433
Profit attributable to other equity shareholders		204	139
Profit attributable to equity holders		290	2,572
Profit attributable to non-controlling interests		14	21
Profit for the period		304	2,593

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 June 2020	Half-year to 30 June 2019
	£m	£m

Profit for the period	304	2,593
Other comprehensive income:
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	668	(173)
Tax	(154)	44
	514	(129)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	—	—
Tax	—	12
	—	12
Gains and losses attributable to own credit risk:
Gains and (losses) before tax	(3)	(303)
Tax	1	82
	(2)	(221)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(16)	(55)
Income statement transfers in respect of disposals	(137)	(177)
Impairment recognised in the income statement	6	—
Tax	41	69
	(106)	(163)
Movement in cash flow hedging reserve:
Effective portion of changes in fair value	682	1,078
Net income statement transfers	(480)	(231)
Tax	(91)	(228)
	111	619
Currency translation differences (tax: nil)	—	(5)
Other comprehensive income for the period, net of tax	517	113
Total comprehensive income for the period	821	2,706

Total comprehensive income attributable to ordinary shareholders	603	2,546
Total comprehensive income attributable to other equity holders	204	139
Total comprehensive income attributable to equity holders	807	2,685
Total comprehensive income attributable to non-controlling interests	14	21
Total comprehensive income for the period	821	2,706

CONSOLIDATED BALANCE SHEET

	Note	At 30 June 2020 (unaudited)	At 31 Dec 2019 (audited)
		£m	£m
Assets
Cash and balances at central banks		50,975	38,880
Items in course of collection from banks		321	292
Financial assets at fair value through profit or loss	7	2,386	2,284
Derivative financial instruments		10,790	8,494

Loans and advances to banks		7,070	4,852
Loans and advances to customers		481,235	474,470
Debt securities		5,213	5,325
Due from fellow Lloyds Banking Group undertakings		925	1,854
Financial assets at amortised cost	8	494,443	486,501
Financial assets at fair value through other comprehensive income		26,823	24,617
Goodwill		474	474
Other intangible assets		3,960	3,781
Property, plant and equipment		8,779	9,467
Current tax recoverable		908	4
Deferred tax assets		3,357	3,366
Retirement benefit assets	11	2,241	681
Other assets		2,187	2,527
Total assets		607,644	581,368

CONSOLIDATED BALANCE SHEET (continued)

	Note	At 30 June 2020 (unaudited)	At 31 Dec 2019 (audited)
		£m	£m

Equity and liabilities
Liabilities
Deposits from banks		26,645	23,593
Customer deposits		427,591	396,839
Due to fellow Lloyds Banking Group undertakings		6,502	4,893
Items in course of transmission to banks		304	354
Financial liabilities at fair value through profit or loss		9,102	7,702
Derivative financial instruments		9,254	9,831
Notes in circulation		1,256	1,079
Debt securities in issue	10	66,156	76,431
Other liabilities		5,520	5,600
Retirement benefit obligations	11	271	257
Current tax liabilities		24	166
Deferred tax liabilities		—	—
Other provisions	12	2,249	3,138
Subordinated liabilities		12,125	12,586
Total liabilities		566,999	542,469

Equity
Share capital		1,574	1,574
Share premium account		600	600
Other reserves		7,255	7,250
Retained profits		25,206	24,549
Shareholders’ equity		34,635	33,973
Other equity instruments		5,935	4,865
Total equity excluding non-controlling interests		40,570	38,838
Non-controlling interests		75	61
Total equity		40,645	38,899
Total equity and liabilities		607,644	581,368

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2020	2,174	7,250	24,549	33,973	4,865	61	38,899
Comprehensive income
Profit for the period	—	—	86	86	204	14	304
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	514	514	—	—	514
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(106)	—	(106)	—	—	(106)
Equity shares	—	—	—	—	—	—	—
Gains and losses attributable to own credit risk, net of tax	—	—	(2)	(2)	—	—	(2)
Movements in cash flow hedging reserve, net of tax	—	111	—	111	—	—	111
Currency translation differences (tax: nil)	—	—	—	—	—	—	—
Total other comprehensive income	—	5	512	517	—	—	517
Total comprehensive income (1)	—	5	598	603	204	14	821
Transactions with owners
Distributions on other equity instruments	—	—	—	—	(204)	—	(204)
Issue of other equity instruments	—	—	—	—	1,070	—	1,070
Capital contributions received	—	—	61	61	—	—	61
Return of capital contributions	—	—	(2)	(2)	—	—	(2)
Total transactions with owners	—	—	59	59	866	—	925
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
Balance at 30 June 2020	2,174	7,255	25,206	34,635	5,935	75	40,645

(1) Total comprehensive income attributable to owners of the parent for the half-year to 30 June 2020 was £807 million (half-year to 30 June 2019: £2,685 million; half-year to 31 December 2019: a deficit of £1,015 million).

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2019	2,174	6,965	27,321	36,460	3,217	73	39,750
Comprehensive income
Profit for the period	—	—	2,433	2,433	139	21	2,593
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(129)	(129)	—	—	(129)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(163)	—	(163)	—	—	(163)
Equity shares	—	12	—	12	—	—	12
Gains and losses attributable to own credit risk, net of tax	—	—	(221)	(221)	—	—	(221)
Movements in cash flow hedging reserve, net of tax	—	619	—	619	—	—	619
Currency translation differences (tax: nil)	—	(5)	—	(5)	—	—	(5)
Total other comprehensive income	—	463	(350)	113	—	—	113
Total comprehensive income	—	463	2,083	2,546	139	21	2,706
Transactions with owners
Dividends	—	—	(2,100)	(2,100)	—	—	(2,100)
Distributions on other equity instruments	—	—	—	—	(139)	—	(139)
Capital contributions received	—	—	123	123	—	—	123
Return of capital contributions	—	—	(3)	(3)	—	—	(3)
Changes in non-controlling interests	—	—	—	—	—	(14)	(14)
Total transactions with owners	—	—	(1,980)	(1,980)	(139)	(14)	(2,133)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(12)	12	—	—	—	—
Balance at 30 June 2019	2,174	7,416	27,436	37,026	3,217	80	40,323

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 July 2019	2,174	7,416	27,436	37,026	3,217	80	40,323
Comprehensive income
Profit for the period	—	—	82	82	142	19	243
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(988)	(988)	—	—	(988)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	4	—	4	—	—	4
Equity shares	—	—	—	—	—	—	—
Gains and losses attributable to own credit risk, net of tax	—	—	(85)	(85)	—	—	(85)
Movements in cash flow hedging reserve, net of tax	—	(173)	—	(173)	—	—	(173)
Currency translation differences (tax: nil)	—	3	—	3	—	—	3
Total other comprehensive income	—	(166)	(1,073)	(1,239)	—	—	(1,239)
Total comprehensive income	—	(166)	(991)	(1,157)	142	19	(996)
Transactions with owners
Dividends	—	—	(2,000)	(2,000)	—	(38)	(2,038)
Distributions on other equity instruments	—	—	—	—	(142)	—	(142)
Issue of other equity instruments	—	—	—	—	1,648	—	1,648
Capital contributions received	—	—	106	106	—	—	106
Return of capital contributions	—	—	(2)	(2)	—	—	(2)
Total transactions with owners	—	—	(1,896)	(1,896)	1,506	(38)	(428)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
Balance at 31 December 2019	2,174	7,250	24,549	33,973	4,865	61	38,899

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 June 2020	Half-year to 30 June 2019
	£m	£m

(Loss) profit before tax	(290)	3,356
Adjustments for:
Change in operating assets	(11,743)	7,666
Change in operating liabilities	23,967	(390)
Non-cash and other items	3,221	(391)
Tax paid	(648)	(475)
Net cash provided by operating activities	14,507	9,766

Cash flows from investing activities
Purchase of financial assets	(7,029)	(8,250)
Proceeds from sale and maturity of financial assets	5,132	6,159
Purchase of fixed assets	(1,301)	(1,819)
Proceeds from sale of fixed assets	413	601
Disposal of businesses, net of cash disposed	—	107
Net cash used in investing activities	(2,785)	(3,202)

Cash flows from financing activities
Dividends paid to ordinary shareholders	—	(2,100)
Distributions on other equity instruments	(204)	(139)
Return of capital contribution	(2)	(3)
Interest paid on subordinated liabilities	(514)	(530)
Proceeds from issue of other equity instruments to parent company	1,070	—
Proceeds from issue of subordinated liabilities	281	—
Repayment of subordinated liabilities	(1,769)	(512)
Borrowings from parent company	2,270	2,211
Repayments to parent company	(136)	(2,964)
Interest paid on borrowing from parent company	(103)	(383)
Net cash provided by (used in) financing activities	893	(4,420)
Effects of exchange rate changes on cash and cash equivalents	2	—
Change in cash and cash equivalents	12,617	2,144
Cash and cash equivalents at beginning of period	38,614	39,723
Cash and cash equivalents at end of period	51,231	41,867

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

NOTES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.         Accounting policies, presentation and estimates

These condensed consolidated half-year financial statements as at and for the period to 30 June 2020 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting and comprise the results of Lloyds Bank plc (the Bank) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2019 which were prepared in accordance with International Financial Reporting Standards (IFRS). Copies of the 2019 Annual Report on Form 20-F are available on the Lloyds Banking Group’s website.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the directors have considered the implications of the COVID-19 pandemic upon the Group’s performance and projected funding and capital position and also taken into account the impact of further stress scenarios. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.

The accounting policies are consistent with those applied by the Group in its 2019 Annual Report on Form 20-F.

Future accounting developments

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2021 and 1 January 2022 (including IFRS 9 Financial Instruments and IAS 37 Provisions, Contingent Liabilities and Contingent Assets). These amendments are not expected to have a significant impact on the Group.

Critical accounting estimates and judgements

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group’s significant judgements, estimates and assumptions are unchanged, compared to those applied at 31 December 2019, except as detailed below.

Allowance for impairment losses

At 30 June 2020 the Group’s expected credit loss allowance (ECL) was £6,220 million (31 December 2019: £3,380 million), of which £5,758 million (31 December 2019: £3,207 million) was in respect of drawn balances. The calculation of the Group’s ECL allowances and its provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.         Accounting policies, presentation and estimates (continued)

Forward-looking information

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. In order to do this, the Group has developed an economic model to project a wide range of key impairment drivers using information derived mainly from external sources. These drivers include factors such as the unemployment rate, the house price index, commercial property prices and corporate credit spreads. The model-generated economic scenarios for the six years beyond 2020 are mapped to industry-wide historical loss data by portfolio. Combined losses across portfolios are used to rank the scenarios by severity of loss.

Alongside a defined central economic scenario, reflecting the Group’s base case assumptions used for medium-term planning purposes, three further economic scenarios are generated to represent the range of future outcomes. The upside, downside and severe downside scenarios are produced by averaging across a group of constituent scenarios around the 15th, 75th and 95th percentiles of the estimated loss distribution around the central case, with the central case expected to lie in the vicinity of the 45th percentile. These locations correspond to scenario weightings that allow for the inclusion of a relatively unlikely severe downside scenario associated with relatively large credit losses. At 31 December 2019 and 30 June 2020, the base case, upside and downside scenarios each carry a 30 per cent weighting, while the severe downside scenario is weighted at 10 per cent. The weights reflect the location of the economic scenarios on the estimated loss distribution.

Following review of the severe downside scenario generated by the modelled approach described above, a judgement was made to increase the severity of GDP and unemployment dispersion from the base case. Whilst the modelled approach gives an unbiased method of creating a loss distribution, it is built on historic experience that does not yet fully capture the unprecedented complexities of the current economic environment and the risk of inflated near-term shocks. The impact of this change has been reflected as a central overlay to reflect the incremental ECL estimated outside the core ECL calculation process. The following economic assumptions include both the modelled severe scenario — used in portfolio level ECL and staging assessment, and the adjusted severe downside - used to generate the final ECL through a central overlay in recognition of more adverse economic outcomes.

The key UK economic assumptions made by the Group are shown below. Compounded growth rates have been calculated on a geometric average basis, they were previously calculated on an arithmetic average basis:

Impact of economic assumptions

	Base case	Upside	Downside	Modelled severe	Adjusted severe
	%	%	%	%	%

At 30 June 2020
GDP	0.4	0.8	0.3	(0.4)	(0.8)
Interest rate	0.15	1.06	0.16	0.03	0.03
Unemployment rate	6.0	5.5	7.1	8.1	8.8
House price growth	0.4	4.7	(4.8)	(9.6)	(9.6)
Commercial real estate price growth	(0.6)	2.7	(3.5)	(8.0)	(8.0)

At 31 December 2019
GDP	1.4	1.7	1.2	0.5	n/a
Interest rate	1.25	2.04	0.49	0.11	n/a
Unemployment rate	4.3	3.9	5.8	7.2	n/a
House price growth	1.0	4.8	(3.2)	(7.7)	n/a
Commercial real estate price growth	0.0	1.8	(3.8)	(7.1)	n/a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.                            Accounting policies, presentation and estimates (continued)

The five year averages shown do not demonstrate the extent of peaks and troughs in the stated assumptions over the period. The tables below illustrate the variability of the assumptions from the start of the scenario period to the peak and trough.

Economic assumptions — start to peak

	Base case	Upside	Downside	Modelled severe	Adjusted severe
	%	%	%	%	%
At 30 June 2020
GDP	1.9	4.0	1.7	(1.8)	(2.0)
Interest rate	0.25	1.50	0.21	0.10	0.10
Unemployment rate	9.0	8.6	9.2	9.7	12.5
House price growth	2.1	25.8	0.4	0.4	0.4
Commercial real estate price growth	(2.7)	14.8	(2.7)	(2.7)	(2.7)

At 31 December 2019
GDP	7.0	8.6	6.2	2.7	n/a
Interest rate	1.75	2.56	0.75	0.75	n/a
Unemployment rate	4.6	4.6	6.9	8.3	n/a
House price growth	5.2	26.3	(1.9)	(2.3)	n/a
Commercial real estate price growth	0.1	10.4	(0.6)	(1.1)	n/a

Economic assumptions — start to trough

	Base case	Upside	Downside	Modelled severe	Adjusted severe
	%	%	%	%	%
At 30 June 2020
GDP	(19.7)	(19.5)	(19.8)	(20.2)	(26.1)
Interest rate	0.10	0.10	0.08	0.01	0.01
Unemployment rate	3.9	3.9	3.9	3.9	3.9
House price growth	(6.1)	(3.8)	(21.6)	(39.7)	(39.7)
Commercial real estate price growth	(20.0)	(11.5)	(27.2)	(42.3)	(42.3)

At 31 December 2019
GDP	0.4	0.7	0.2	(2.7)	n/a
Interest rate	0.75	0.75	0.35	0.01	n/a
Unemployment rate	3.8	3.4	3.9	3.9	n/a
House price growth	(2.7)	(0.8)	(14.8)	(33.1)	n/a
Commercial real estate price growth	(0.9)	0.3	(17.5)	(30.9)	n/a

The Group’s base case economic scenario has been materially revised in light of the impact of the COVID-19 pandemic in the UK and globally. The estimated impacts reflect judgments on the net effect of restrictions on economic activity unprecedented in peacetime, large-scale and previously untried government interventions, and lasting behavioural changes by households and businesses.

Although the UK economy has begun to recover as restrictions are eased, there is considerable uncertainty about the pace and eventual extent of the recovery. The Group’s base case assumptions reflect an expectation of some enduring scarring as the economy works through the sharp contraction in economic activity in 2020. Consistent with this, and despite the support provided by the UK Government’s Coronavirus Job Retention Scheme and other income and lending assistance, the base case outlook entails a rise in the unemployment rate and weakness in residential and commercial property prices. The Group considers that risks to its base case economic view lie in both directions, reflecting both epidemiological and other developments, including vis-à-vis the UK’s transition to new trading arrangements with the European Union.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.                            Accounting policies, presentation and estimates (continued)

Scenarios by year

	2020	2021	2022	2020-22
	%	%	%	%
Base Case
GDP	(10.0)	6.0	3.0	(1.8)
Interest rate	0.10	0.10	0.10	0.10
Unemployment rate	7.2	7.0	5.7	6.7
House price growth	(6.0)	(0.1)	2.9	(3.3)
Commercial real estate price growth	(20.0)	10.0	4.0	(8.5)

Upside
GDP	(9.5)	7.5	3.1	0.3
Interest rate	0.21	1.15	1.42	0.92
Unemployment rate	7.1	6.2	4.9	6.1
House price growth	(3.7)	5.0	9.0	10.2
Commercial real estate price growth	(8.4)	18.6	3.4	12.4

Downside
GDP	(10.2)	5.8	3.1	(2.0)
Interest rate	0.09	0.12	0.19	0.13
Unemployment rate	7.3	7.7	6.8	7.3
House price growth	(8.0)	(6.1)	(4.5)	(17.5)
Commercial real estate price growth	(27.2)	4.0	2.9	(22.1)

Severe downside - Modelled
GDP	(10.9)	3.0	2.2	(6.2)
Interest rate	0.06	0.01	0.02	0.03
Unemployment rate	7.5	8.9	8.4	8.3
House price growth	(9.5)	(11.5)	(11.7)	(29.2)
Commercial real estate price growth	(36.2)	(7.8)	(1.4)	(41.9)

Severe downside - Adjusted
GDP	(17.2)	4.1	5.2	(9.4)
Interest rate	0.06	0.01	0.02	0.03
Unemployment rate	8.0	11.6	9.2	9.6
House price growth	(9.5)	(11.5)	(11.7)	(29.2)
Commercial real estate price growth	(36.2)	(7.8)	(1.4)	(41.9)

Base Case Scenario by Quarter

	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4
	%	%	%	%	%	%	%	%
Base Case
GDP	(1.6)	(19.3)	(10.9)	(8.1)	(4.7)	18.1	7.7	5.1
Interest rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	3.9	7.5	8.5	9.0	8.0	7.4	6.6	6.2
House price growth	2.8	0.9	(2.4)	(6.0)	(6.3)	(4.0)	(1.1)	(0.1)
Commercial real estate price growth	(5.0)	(12.3)	(19.9)	(20.0)	(14.4)	(3.7)	7.7	10.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.                            Accounting policies, presentation and estimates (continued)

Impact of multiple economic scenarios

The following table shows the extent to which a higher ECL allowance has been recognised to take account of forward-looking information from the weighted multiple economic scenarios (MES). The Group’s probability-weighted ECL allowance continues to reflect a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of adjusted severe downside. The majority of post-model adjustments and all individually assessed provisions, although assessed on a range of multiple case specific outcomes, are reported flat under each economic scenario. At 30 June 2020 the impact of MES was an increase of £506 million to the base case (31 December 2019: £191 million).

	Probability-				Severe
	weighted	Upside	Base case	Downside	downside
	£m	£m	£m	£m	£m
UK Mortgages	1,111	773	929	1,264	2,214
Other Retail	2,404	2,208	2,383	2,510	2,741
Commercial Banking	2,479	2,157	2,376	2,661	3,208
Other	226	26	26	27	2,027
At 30 June 2020	6,220	5,164	5,714	6,462	10,190

UK Mortgages	569	317	464	653	1,389
Other Retail	1,521	1,443	1,492	1,564	1,712
Commercial Banking	1,224	1,124	1,167	1,289	1,496
Other	66	66	66	66	66
At 31 December 2019	3,380	2,950	3,189	3,572	4,663

Sensitivity of ECL to key economic variables

The table below shows the impact on the Group’s ECL resulting from a decrease/increase in loss given default for a 10 percentage point (pp) increase/decrease in the UK House Price Index (HPI). The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 30 June 2020		At 31 December 2019
	10pp increase in HPI	10 pp decrease in HPI	10pp increase in HPI	10 pp decrease in HPI
ECL impact, £m	(149)	185	(110)	147

The table below shows the impact on the Group’s ECL resulting from a decrease/increase for a 1 percentage point (pp) increase/decrease in the UK unemployment rate. The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 30 June 2020		At 31 December 2019
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1 pp decrease in unemployment
ECL impact, £m	294	(276)	141	(143)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.                            Accounting policies, presentation and estimates (continued)

Post-model adjustments

Limitations in the Group’s impairment models or input data may be identified through the on-going assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure the overall provision adequately reflects all material risks. These adjustments are generally determined taking into account the particular attributes of the exposure which have not been adequately captured by the primary impairment models. At 30 June 2020 the incorporation of the changes in the economic outlook required an additional £636 million of post model adjustments; other adjustments increased to £377 million from £161 million at 31 December 2019.

	Modelled ECL	Economic outlook post-model adjustments	Other post-model adjustments	Total ECL
	£m	£m	£m	£m
UK Mortgages	803	50	258	1,111
Other Retail	2,008	358	38	2,404
Commercial Banking	2,370	28	81	2,479
Other	26	200	—	226
At 30 June 2020	5,207	636	377	6,220

At 31 December 2019	3,219	—	161	3,380

Post-model adjustments amounting to £636 million have been made to incorporate aspects of the updated economic outlook that have not been adequately captured by the models including adjustments to losses given default.  The adjusted severe downside scenario has also been incorporated using a post model adjustment.

At 30 June 2020, other post-model adjustments amounted to £377 million of which £258 million relates to UK Mortgages. This comprises increases for the additional end of term risk on interest-only mortgages of £171 million (31 December 2019: £132 million); accounts in long-term default of £34 million (31 December 2019: £33 million); additional risk on forborne accounts, £21 million, and adjustments to possession rate levels, £32 million. In Other Retail post-model adjustments reflect the extension of modelled lifetime on revolving products of £38 million (31 December 2019: £36 million). All post-model adjustments are reviewed at least half-yearly and are subject to strict internal governance and controls.

Significant increase in credit risk

An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. These quantitative tests are carried out on both observed and forward-looking probabilities of default (PDs) to determine whether a customer has triggered the required deterioration appropriate for their PD at origination. For each major product grouping, models have been developed which utilise historical credit loss data to produce probabilities of default for each scenario; and it is the overall weighted-average forward-looking PD that is used to assist in determining the staging of financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.                            Accounting policies, presentation and estimates (continued)

There have been no changes to the quantitative or qualitative triggers used at 30 June 2020. The Group considers these to continue to perform adequately under the current economic conditions and notably with the widespread use of payment holidays. The use of a payment holiday in itself has not been judged to indicate a significant increase in credit risk, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss.

Definition of default

The probability of default (PD) of an exposure, both over a 12 month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The Group uses a 90 day past due backstop for all of its products except for UK mortgages where a backstop of 180 days past due is in place. The use of payment holidays is not considered to be an automatic trigger of regulatory default and therefore does not automatically trigger Stage 3. Days past due will also not accumulate on any accounts that have taken a payment holiday including those already past due.

Loss given default

The calculation of the ECL allowance also requires an estimate to be made of the loss that would be incurred in the event of a default.  The loss given default (LGD) is based on market recovery rates and internal credit assessments. The LGD for customers utilising government funding schemes incorporates an appropriate level of recovery dependent upon the individual scheme and corresponding level of guarantee being used. The use of forecast collateral value indices in determining LGDs continues to be effective despite the temporarily low volumes of transactions upon which those indices are based.

Financial instrument valuations

The Group categorises financial instruments carried on the balance sheet at fair value using a three level hierarchy. Financial instruments categorised as level 1 are valued using quoted market prices and therefore minimal estimates are made in determining fair value. The fair value of financial instruments categorised as level 2 and, in particular, level 3 is determined using valuation techniques which involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information. The pandemic has had a significant impact on the fair values of the financial assets and financial liabilities, particularly those that are valued with reference to unobservable interest rate spreads and interest rate volatility, including the funding valuation adjustment on its uncollateralised derivatives. Further details on the valuation of level 3 assets and liabilities, including significant unobservable inputs used in the valuation models, together with the effects of reasonably possible alternative assumptions, are given in note 14.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.                            Segmental analysis

The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) of Lloyds Bank plc has been determined to be the chief operating decision maker for the Group.

The Group’s activities are organised into two financial reporting segments: Retail and Commercial Banking. During the half-year to 30 June 2020, the Group migrated certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail; the Group has also revised its approach to internal funding charges, including the adoption of the Sterling Overnight Index Average (SONIA) interest rate benchmark in place of LIBOR. Comparatives have been restated accordingly.

There has been no change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2019.

Half-year to 30 June 2020	Retail	Commercial Banking	Other	Total
	£m	£m	£m	£m

Net interest income	4,202	1,180	232	5,614
Other income	927	300	925	2,152
Total income	5,129	1,480	1,157	7,766
Costs	(2,879)	(827)	(725)	(4,431)
Trading surplus	2,250	653	432	3,335
Impairment	(2,095)	(1,328)	(202)	(3,625)
Profit (loss) before tax	155	(675)	230	(290)

External income	5,951	1,223	592	7,766
Intersegment income	(822)	257	565	—
Total income	5,129	1,480	1,157	7,766

Total external assets	349,485	91,247	166,912	607,644
Total external liabilities	278,950	134,638	153,411	566,999

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.                            Segmental analysis (continued)

Half-year to 30 June 2019 (1)	Retail	Commercial Banking	Other	Total
	£m	£m	£m	£m

Net interest income	4,520	1,371	177	6,068
Other income	1,012	459	1,075	2,546
Total income	5,532	1,830	1,252	8,614
Costs	(2,915)	(923)	(831)	(4,669)
Trading surplus	2,617	907	421	3,945
Impairment	(556)	(64)	31	(589)
Profit before tax	2,061	843	452	3,356

External income	6,456	1,375	783	8,614
Intersegment income	(924)	455	469	—
Total income	5.532	1,830	1,252	8,614

Total external assets	347,221	98,596	147,102	592,919
Total external liabilities	260,394	127,691	164,511	552,596

(1)         Restated, see page 25.

3.         Net fee and commission income

	Half-year to 30 June 2020	Half-year to 30 June 2019
	£m	£m

Fee and commission income:
Current accounts	305	322
Credit and debit card fees	344	460
Commercial banking and treasury fees	72	80
Private banking and asset management	—	37
Factoring	42	53
Other	191	241
Total fee and commission income	954	1,193
Fee and commission expense	(421)	(531)
Net fee and commission income	533	662

Current account and credit and debit card fees principally arise in Retail, and commercial banking, treasury and factoring fees arise in Commercial Banking.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.         Operating expenses

	Half-year to 30 June 2020	Half-year to 30 June 2019
	£m	£m

Administrative expenses:
Staff costs	1,773	2,043
Premises and equipment	225	221
Other expenses	901	1,015
	2,899	3,279
Depreciation and amortisation	1,374	1,272
Total operating expenses, excluding regulatory provisions	4,273	4,551
Regulatory provisions (note 12):
Payment protection insurance provision	—	—
Other regulatory provisions	158	118
	158	118
Total operating expenses	4,431	4,669

5.         Impairment

	Half-year to	Half-year to
	30 June	30 June
	2020	2019
	£m	£m

Impact of transfers between stages	1,236	379
Other changes in credit quality	1,952	220
Additions (repayments)	181	(56)
Methodology, model and assumption changes	56	45
Other items	200	1
	2,389	210
Total impairment charge	3,625	589

In respect of:
Loans and advances to banks	14	—
Loans and advances to customers	3,314	610
Debt securities	1	—
Due from fellow Lloyds Banking Group undertakings	1	(1)
Financial assets at amortised cost	3,330	609
Other assets	—	—
Impairment charge on drawn balances	3,330	609
Loan commitments and financial guarantees	289	(20)
Financial assets at fair value through other comprehensive income	6	—
Total impairment charge	3,625	589

The impairment charge includes £21 million (half-year to 30 June 2019: £90 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.         Impairment (continued)

The Group’s impairment charge comprises the following:

Impact of transfers between stages

The net impact on the impairment charge of transfers between stages.

Other changes in credit quality

Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect ultimate realisable or recoverable value.

Additions (repayments)

Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances as a result of repayments of outstanding balances.

Methodology, model and assumption changes

Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.

Other items

In the half-year to 30 June 2020 this includes a central adjustment of £200 million to reflect the adjusted severe downside economic scenario (note 1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.         Taxation

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2020 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 June 2020	Half-year to 30 June 2019
	£m	£m

(Loss) profit before tax	(290)	3,356

Tax thereon at UK corporation tax rate of 19 per cent (2019: 19 per cent)	55	(638)
Impact of surcharge on banking profits	17	(241)
Non-deductible costs: conduct charges	(11)	(15)
Other non-deductible costs	(38)	(17)
Non-taxable income	53	32
Tax relief on coupons on other equity instruments	39	26
Tax exempt gains on disposals	—	3
Tax losses where no deferred tax recognised	(5)	(3)
Remeasurement of deferred tax due to rate changes	440	(2)
Differences in overseas tax rates	10	(8)
Adjustments in respect of prior years	34	100
Tax credit (expense)	594	(763)

On 29 October 2018 the UK Government announced its intention to restrict the use of capital tax losses to 50 per cent of any future gains that arise. This restriction was substantively enacted on 2 July 2020 and will reduce the Group’s net deferred tax asset by £14 million in the second half of the year, to be recognised within other comprehensive income.

7.         Financial assets at fair value through profit or loss

	At 30 June 2020	At 31 Dec 2019
	£m	£m

Trading assets	246	290

Other financial assets at fair value through profit or loss:
Loans and advances to customers	1,934	1,782
Debt securities	—	47
Equity shares	206	165
	2,140	1,994
Total financial assets at fair value through profit or loss	2,386	2,284

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.                            Financial assets at amortised cost

Half-year to 30 June 2020

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
Loans and advances to banks
At 1 January 2020	4,852	—	—	—	4,852
Exchange and other adjustments	238	—	—	—	238
Additions (repayments)	1,995	—	—	—	1,995
At 30 June 2020	7,085	—	—	—	7,085
Allowance for impairment losses	(15)	—	—	—	(15)
Total loans and advances to banks	7,070	—	—	—	7,070

Loans and advances to customers

At 1 January 2020	429,767	28,505	5,647	13,714	477,633
Exchange and other adjustments	1,853	26	5	(54)	1,830
Additions (repayments)	9,473	122	(791)	(593)	8,211
Transfers to Stage 1	3,152	(3,143)	(9)		—
Transfers to Stage 2	(32,072)	32,416	(344)		—
Transfers to Stage 3	(1,058)	(1,569)	2,627		—
	(29,978)	27,704	2,274		—
Recoveries			86	—	86
Financial assets that have been written off			(761)	(24)	(785)
At 30 June 2020	411,115	56,357	6,460	13,043	486,975
Allowance for impairment losses	(1,300)	(2,141)	(1,974)	(325)	(5,740)
Total loans and advances to customers	409,815	54,216	4,486	12,718	481,235

Debt securities

At 1 January 2020	5,325	—	1	—	5,326
Exchange and other adjustments	102	—	—	—	102
Additions (repayments)	(213)	—	—	—	(213)
Financial assets that have been written off			—	—	—
At 30 June 2020	5,214	—	1	—	5,215
Allowance for impairment losses	(1)	—	(1)	—	(2)
Total debt securities	5,213	—	—	—	5,213

Due from fellow Lloyds Banking Group undertakings

Due from fellow Lloyds Banking Group undertakings	926	—	—	—	926
Allowance for impairment losses	(1)	—	—	—	(1)
Due from fellow Lloyds Banking Group undertakings, net of impairment allowances	925	—	—	—	925

Total financial assets at amortised cost	423,023	54,216	4,486	12,718	494,443

Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.                            Financial assets at amortised cost (continued)

Year ended 31 December 2019

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
Loans and advances to banks
At 1 January 2019	3,691	2	—	—	3,693
Exchange and other adjustments	(125)	—	—	—	(125)
Additions (repayments)	1,286	(2)	—	—	1,284
At 31 December 2019	4,852	—	—	—	4,852
Allowance for impairment losses	—	—	—	—	—
Total loans and advances to banks	4,852	—	—	—	4,852

Loans and advances to customers

At 1 January 2019	420,968	25,308	5,397	15,391	467,064
Exchange and other adjustments	(312)	(44)	26	283	(47)
Additions (repayments)	13,690	(2,520)	(857)	(1,934)	8,379
Transfers to Stage 1	6,318	(6,286)	(32)		—
Transfers to Stage 2	(13,052)	13,484	(432)		—
Transfers to Stage 3	(1,539)	(1,437)	2,976		—
	(8,273)	5,761	2,512		—
Recoveries	—	—	396	28	424
Acquisition of portfolios	3,694	—	—	—	3,694
Financial assets that have been written off			(1,827)	(54)	(1,881)
At 31 December 2019	429,767	28,505	5,647	13,714	477,633
Allowance for impairment losses	(669)	(993)	(1,359)	(142)	(3,163)
Total loans and advances to customers	429,098	27,512	4,288	13,572	474,470

Debt securities

At 1 January 2019	5,095	—	2	—	5,097
Exchange and other adjustments	(90)	—	(1)	—	(91)
Additions (repayments)	320	—	—	—	320
At 31 December 2019	5,325	—	1	—	5,326
Allowance for impairment losses	—	—	(1)	—	(1)
Total debt securities	5,325	—	—	—	5,325

Due from fellow Lloyds Banking Group undertakings

Due from fellow Lloyds Banking Group undertakings	1,854	—	43	—	1,897
Allowance for impairment losses	—	—	(43)	—	(43)
Due from fellow Lloyds Banking Group undertakings, net of impairment allowances	1,854	—	—	—	1,854

Total financial assets at amortised cost	441,129	27,512	4,288	13,572	486,501

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.                            Financial assets at amortised cost (continued)

The movement tables are compiled by comparing the position at the reporting date to that at the beginning of the year.

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within Purchased or originated credit-impaired, which are not transferrable.

Additions (repayments) comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.

Loans and advances to customers include advances securitised under the Group’s securitisation and covered bond programmes (see note 10).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.                            Allowance for impairment losses

Half-year to 30 June 2020

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
In respect of drawn balances
At 1 January 2020	669	993	1,403	142	3,207
Exchange and other adjustments	—	—	27	(38)	(11)

Transfers to Stage 1	108	(107)	(1)		—
Transfers to Stage 2	(90)	133	(43)		—
Transfers to Stage 3	(10)	(133)	143		—
Impact of transfers between stages	(64)	774	445		1,155
	(56)	667	544		1,155
Other items charged to the income statement	704	481	745	245	2,175
Charge to the income statement (note 5)	648	1,148	1,289	245	3,330
Advances written off			(804)	(24)	(828)
Recoveries of advances written off in previous years			86	—	86
Discount unwind			(26)	—	(26)
At 30 June 2020	1,317	2,141	1,975	325	5,758

In respect of undrawn balances
At 1 January 2020	91	77	5	—	173
Exchange and other adjustments	—	—	—	—	—

Transfers to Stage 1	8	(8)	—		—
Transfers to Stage 2	(6)	6	—		—
Transfers to Stage 3	—	(6)	6		—
Impact of transfers between stages	(2)	72	11		81
	—	64	17		81
Other items charged to the income statement	145	50	13	—	208
Charge to the income statement (note 5)	145	114	30	—	289
At 30 June 2020	236	191	35	—	462
Total allowance for impairment losses	1,553	2,332	2,010	325	6,220

In respect of:
Loans and advances to banks	15	—	—	—	15
Loans and advances to customers	1,300	2,141	1,974	325	5,740
Debt securities	1	—	1	—	2
Due from fellow Lloyds Banking Group undertakings	1	—	—	—	1
Financial assets at amortised cost	1,317	2,141	1,975	325	5,758
Provisions in relation to loan commitments and financial guarantees	236	191	35	—	462
Total allowance for impairment losses	1,553	2,332	2,010	325	6,220
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	6	—	—	—	6

Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets. The total allowance for impairment losses includes £191 million (31 December 2019: £201 million) in respect of residual value impairment and voluntary terminations within the Group’s asset finance business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.                            Allowance for impairment losses (continued)

Year ended 31 December 2019

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
In respect of drawn balances
At 1 January 2019	519	992	1,434	78	3,023
Exchange and other adjustments	10	(9)	29	283	313

Transfers to Stage 1	229	(222)	(7)		—
Transfers to Stage 2	(53)	92	(39)		—
Transfers to Stage 3	(15)	(140)	155		—
Impact of transfers between stages	(175)	353	420		598
	(14)	83	529		598
Other items charged to the income statement	154	(73)	894	(193)	782
Charge to the income statement	140	10	1,423	(193)	1,380
Advances written off			(1,827)	(54)	(1,881)
Recoveries of advances written off in previous years			396	28	424
Discount unwind			(52)	—	(52)
At 31 December 2019	669	993	1,403	142	3,207

In respect of undrawn balances
At 1 January 2019	121	63	6	—	190
Exchange and other adjustments	(1)	1	—	—	—

Transfers to Stage 1	19	(19)	—		—
Transfers to Stage 2	(4)	4	—		—
Transfers to Stage 3	(1)	(3)	4		—
Impact of transfers between stages	(17)	24	(1)		6
	(3)	6	3		6
Other items charged to the income statement	(26)	7	(4)	—	(23)
Charge to the income statement	(29)	13	(1)	—	(17)
At 31 December 2019	91	77	5	—	173
Total allowance for impairment losses	760	1,070	1,408	142	3,380

In respect of:
Loans and advances to banks	—	—	—	—	—
Loans and advances to customers	669	993	1,359	142	3,163
Debt securities	—	—	1	—	1
Due from fellow Lloyds Banking Group undertakings	—	—	43	—	43
Financial assets at amortised cost	669	993	1,403	142	3,207
Provisions in relation to loan commitments and financial guarantees	91	77	5	—	173
Total allowance for impairment losses	760	1,070	1,408	142	3,380
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.                            Allowance for impairment losses (continued)

The Group’s income statement charge comprises:

	Half-year to 30 June 2020	Year ended 31 Dec 2019
	£m	£m

Drawn balances	3,330	1,380
Undrawn balances	289	(17)
Financial assets at fair value through other comprehensive income	6	(1)
Total	3,625	1,362

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within Purchased or originated credit-impaired, which are not transferable. As assets are transferred between stages, the resulting change in expected credit loss of £1,155 million for drawn balances, and £81 million for undrawn balances, is presented separately as impacts of transfers between stages, in the stage in which the expected credit loss is recognised at the end of the reporting period.

Other items charged to the income statement include the movements in the expected credit loss as a result of new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off. Consequently, recoveries on assets previously written-off also occur in Stage 3 only.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.                     Debt securities in issue

	At 30 June 2020			At 31 December 2019
	At fair			At fair
	value			value
	through	At		through	At
	profit or	amortised		profit or	amortised
	loss	cost	Total	loss	cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	7,644	22,556	30,200	7,484	26,628	34,112
Covered bonds	—	27,766	27,766	—	29,818	29,818
Certificates of deposit	—	3,027	3,027	—	4,925	4,925
Securitisation notes	47	5,867	5,914	47	7,329	7,376
Commercial paper	—	6,940	6,940	—	7,731	7,731
Total debt securities in issue	7,691	66,156	73,847	7,531	76,431	83,962

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes

At 30 June 2020, external parties held £5,914 million (31 December 2019: £7,376 million) and the Group’s subsidiaries held £29,453 million (31 December 2019: £31,396 million) of total securitisation notes in issue of £35,367 million (31 December 2019: £38,772 million). The notes are secured on loans and advances to customers and debt securities held at amortised cost amounting to £37,809 million (31 December 2019: £42,545 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet.

Covered bond programmes

At 30 June 2020, external parties held £27,766 million (31 December 2019: £29,818 million) and the Group’s subsidiaries held £100 million (31 December 2019: £100 million) of total covered bonds in issue of £27,866 million (31 December 2019: £29,918 million). The bonds are secured on certain loans and advances to customers amounting to £38,042 million (31 December 2019: £39,131 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group’s balance sheet.

Cash deposits of £4,012 million (31 December 2019: £4,703 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.                     Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June 2020	At 31 Dec 2019
	£m	£m

Defined benefit pension schemes:
Fair value of scheme assets	50,696	45,791
Present value of funded obligations	(48,593)	(45,241)
Net pension scheme asset	2,103	550
Other post-retirement schemes	(133)	(126)
Net retirement benefit asset	1,970	424

Recognised on the balance sheet as:
Retirement benefit assets	2,241	681
Retirement benefit obligations	(271)	(257)
Net retirement benefit asset	1,970	424

The movement in the Group’s net post-retirement defined benefit scheme asset during the period was as follows:

£m

Asset at 1 January 2020	424
Income statement charge	(121)
Employer contributions	999
Remeasurement	668
Asset at 30 June 2020	1,970

During the first half of 2020, the Group’s main pension schemes entered into a £10 billion longevity insurance arrangement (with Scottish Widows acting as a conduit) to hedge their exposure to an unexpected increase in life expectancy for approximately half of their current pensioners. As a result, the impact of changes in mortality rates in future years on the pension schemes’ gross liabilities will be partially offset by movements in the value of the longevity swap, which is included within the pension schemes’ assets. Upon initial recognition, the pension schemes valued the swaps at £nil and, in line with market practice, actual mortality experience is assumed to be in line with the expected mortality rate for the first year of the swap.

The principal assumptions used in the valuations of the defined benefit pension scheme were as follows:

	At 30 June 2020	At 31 Dec 2019
	%	%

Discount rate	1.54	2.05
Rate of inflation:
Retail Prices Index	2.85	2.94
Consumer Price Index	1.90	1.99
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.52	2.57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.                     Provisions for liabilities and charges

	Provisions	Payment	Other
	for	protection	regulatory
	commitments	insurance	provisions	Other	Total
	£m	£m	£m	£m	£m

At 1 January 2020	173	1,874	395	696	3,138
Exchange and other adjustments	—	—	—	(3)	(3)
Provisions applied	—	(996)	(298)	(102)	(1,396)
Charge for the period	289	—	158	63	510
At 30 June 2020	462	878	255	654	2,249

Payment protection insurance (excluding MBNA)

The Group has made provisions for PPI costs totalling £21,821 million; no additional charge has been made in the first half of 2020. Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent, albeit operations have been impacted by the coronavirus pandemic in the second quarter.

At 30 June 2020, a provision of £742 million remained unutilised relating to complaints and associated administration costs excluding amounts relating to MBNA. Total cash payments were £830 million during the six months to 30 June 2020.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. A number of risks and uncertainties remain including processing the remaining outstanding complaints. These may also be impacted by any further regulatory changes. The cost could therefore differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required.

For every 1 per cent increase in PIR conversion rate on the stock as at the industry deadline, the Group would expect an additional charge of approximately £100 million.

Payment protection insurance (MBNA)

As announced in December 2016, the Group’s exposure continues to remain capped at £240 million under the terms of the MBNA sale and purchase agreement. No additional charge has been made by MBNA to its PPI provision in the first half of 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.                     Provisions for liabilities and charges (continued)

Other provisions for legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the UK Prudential Regulation Authority (PRA), UK Financial Conduct Authority (FCA) and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the six months to 30 June 2020 the Group charged a further £158 million in respect of legal actions and other regulatory matters, and the unutilised balance at 30 June 2020 was £255 million (31 December 2019: £395 million). The most significant items are as follows.

Arrears handling related activities

The Group has provided an additional £28 million during the half-year to 30 June 2020 for arrears handling related activities, bringing the total provided to date to £1,009 million; the unutilised balance at 30 June 2020 was £78 million.

HBOS Reading — review

The Group completed its compensation assessment for all 71 business customers within the customer review in the fourth quarter of 2019. In total more than £109 million of compensation has been accepted by victims of the HBOS Reading fraud, in addition to £14 million for ex-gratia payments and £6 million for the re-imbursements of legal fees. Sir Ross Cranston’s Quality Assurance review was concluded on 10 December 2019 and made a number of recommendations, including a re-assessment of direct and consequential losses by an independent panel, an extension of debt relief, and a wider definition of de facto directors. Details of the panel were announced on 3 April 2020 and the panel’s full scope and methodology was published on 7 July 2020. Details of an appeal process for the further assessments of debt relief and de facto director status have also been announced. The Group has begun its assessment of customer claims for further debt relief and de facto director status. The Group has committed to implementing Sir Ross’s recommendations in full. It is not possible to estimate at this stage what the financial impact will be.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.                     Contingent liabilities, commitments and guarantees

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing litigation which involves card schemes such as Visa and Mastercard (as described below). However, the Group is a member / licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

•             litigation brought by retailers against both Visa and Mastercard which continues in the English Courts (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that historic interchange arrangements of Mastercard and Visa infringed competition law); and

•             litigation brought on behalf of UK consumers in the English Courts against Mastercard (judgement is awaited from the Supreme Court on whether the collective proceedings may be permissible).

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016.  These arrangements cap the maximum amount of liability to which the Group may be subject, and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016.

LIBOR and other trading rates

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Swiss Competition Commission concluded its investigation against Lloyds Bank plc in June 2019. However, the Group continues to cooperate with various other government and regulatory authorities, including a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

Tax authorities

The Lloyds Banking Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Lloyds Banking Group that their interpretation of the UK rules which allow the offset of such losses denies the claim for group relief of losses. If HMRC’s position is found to be correct, management estimate that this would result in an increase in current tax liabilities of approximately £700 million (including interest) and a reduction in deferred tax assets of approximately £270 million. The Lloyds Banking Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Lloyds

Bank Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Lloyds Bank Group.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.                     Contingent liabilities, commitments and guarantees (continued)

Contingent liabilities, commitments and guarantees arising from the banking business

	At 30 June 2020	At 31 Dec 2019
	£m	£m

Contingent liabilities
Acceptances and endorsements	118	17
Other:
Other items serving as direct credit substitutes	246	279
Performance bonds and other transaction-related contingencies	2,116	2,274
	2,362	2,553
Total contingent liabilities	2,480	2,570

Commitments and guarantees
Documentary credits and other short-term trade-related transactions	1	—
Forward asset purchases and forward deposits placed	170	171

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	14,098	12,647
Other commitments and guarantees	82,664	78,306
	96,762	90,953
1 year or over original maturity	23,835	25,310
Total commitments and guarantees	120,768	116,434

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £47,042 million (31 December 2019: £46,629 million) was irrevocable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.                     Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 43 to the Group’s 2019 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework

Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios

Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.

Valuation methodology

For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s 2019 Annual Report on Form 20-F applied to these portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2020		At 31 December 2019
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

Financial assets
Financial assets at fair value through profit or loss	2,386	2,386	2,284	2,284
Derivative financial instruments	10,790	10,790	8,494	8,494
Loans and advances to banks	7,070	7,071	4,852	4,849
Loans and advances to customers	481,235	481,182	474,470	475,128
Debt securities	5,213	5,206	5,325	5,317
Due from fellow Lloyds Banking Group undertakings	925	925	1,854	1,854
Financial assets at amortised cost	494,443	494,384	486,501	487,148
Financial assets at fair value through other comprehensive income	26,823	26,823	24,617	24,617
Financial liabilities
Deposits from banks	26,645	26,647	23,593	23,497
Customer deposits	427,591	427,805	396,839	397,222
Due to fellow Lloyds Banking Group undertakings	6,502	6,502	4,893	4,893
Financial liabilities at fair value through profit or loss	9,102	9,102	7,702	7,702
Derivative financial instruments	9,254	9,254	9,831	9,831
Debt securities in issue	66,156	69,869	76,431	78,632
Subordinated liabilities	12,125	15,949	12,586	14,542

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.                     Fair values of financial assets and liabilities (continued)

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2020
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	—	1,934	1,934
Debt securities	246	—	—	246
Equity shares	202	4	—	206
Total financial assets at fair value through profit or loss	448	4	1,934	2,386
Financial assets at fair value through other comprehensive income:
Debt securities	14,114	12,645	64	26,823
Equity shares	—	—	—	—
Total financial assets at fair value through other comprehensive income	14,114	12,645	64	26,823
Derivative financial instruments	—	10,775	15	10,790
Total financial assets carried at fair value	14,562	23,424	2,013	39,999

At 31 December 2019
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	—	1,782	1,782
Debt securities	290	—	47	337
Equity shares	161	4	—	165
Total financial assets at fair value through profit or loss	451	4	1,829	2,284
Financial assets at fair value through other comprehensive income:
Debt securities	12,844	11,274	60	24,178
Treasury and other bills	439	—	—	439
Total financial assets at fair value through other comprehensive income	13,283	11,274	60	24,617
Derivative financial instruments	—	8,494	—	8,494
Total financial assets carried at fair value	13,734	19,772	1,889	35,395

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.                     Fair values of financial assets and liabilities (continued)

Financial liabilities

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2020
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	—	7,644	47	7,691
Trading liabilities	90	1,321	—	1,411
Total financial liabilities at fair value through profit or loss	90	8,965	47	9,102
Derivative financial instruments	—	8,907	347	9,254
Total financial liabilities carried at fair value	90	17,872	394	18,356

At 31 December 2019
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	—	7,484	47	7,531
Trading liabilities	73	98	—	171
Total financial liabilities at fair value through profit or loss	73	7,582	47	7,702
Derivative financial instruments	—	9,534	297	9,831
Total financial liabilities carried at fair value	73	17,116	344	17,533

Movements in level 3 portfolio

The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m

At 1 January 2020	1,829	60	—	1,889
Exchange and other adjustments	79	4	—	83
Gains recognised in the income statement within other income	20	—	1	21
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	—	—	—
Purchases	368	—	—	368
Sales	(312)	—	—	(312)
Transfers into the level 3 portfolio	—	—	14	14
Transfers out of the level 3 portfolio	(50)	—	—	(50)
At 30 June 2020	1,934	64	15	2,013
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2020	105	—	—	105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.                     Fair values of financial assets and liabilities (continued)

	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2019	2,721	53	5	2,779
Exchange and other adjustments	1	—	—	1
Gains recognised in the income statement within other income	2	—	—	2
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	4	—	4
Purchases	483	—	—	483
Sales	(1,272)	(1)	—	(1,273)
Transfers into the level 3 portfolio	399	—	21	420
At 30 June 2019	2,334	56	26	2,416
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2019	—	—	—	—

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2020	47	297	344
Losses recognised in the income statement within other income	1	12	13
Redemptions	(1)	(8)	(9)
Transfers into the level 3 portfolio	—	46	46
At 30 June 2020	47	347	394
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2020	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.                     Fair values of financial assets and liabilities (continued)

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2019	—	8	8
Losses recognised in the income statement within other income	—	8	8
Additions	—	—	—
Redemptions	(1)	(12)	(13)
Transfers into the level 3 portfolio	53	345	398
Transfers out of the level 3 portfolio	—	—	—
At 30 June 2019	52	349	401
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2019	—	8	8

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2020
					Effect of reasonably possible alternative assumptions(1)
	Valuation technique(s)	Significant unobservable inputs	Range(2)	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Financial assets at fair value through profit or loss:
Loans and advances to customers	Discounted cash flows	Inferred spreads (bps)	50 bps / 103bps	1,934	37	(37)
				1,934
Financial assets at fair value through other comprehensive income:				64

Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	0% / 176%	15

Financial assets carried at fair value				2,013

Financial liabilities at fair value through profit or loss				47

Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	32% / 58%	50
Interest rate derivatives	Market values – property valuation	HPI	-5% / +5%	297
				347
Financial liabilities carried at fair value				394

(1)	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
(2)	The range represents the highest and lowest inputs used in the level 3 valuations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.                     Fair values of financial assets and liabilities (continued)

				At 31 December 2019
					Effect of reasonably possible alternative assumptions(1)
	Valuation technique(s)	Significant unobservable inputs	Range(2)	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Financial assets at fair value through profit or loss:
Loans and advances to customers	Discounted cash flows	Interest rate spreads (bps)	50 bps / 102 bps	1,782	36	(39)
Debt securities				47
				1,829
Financial assets at fair value through other comprehensive income				60
Financial assets carried at fair value				1,889

Financial liabilities at fair value through profit or loss:				47
Derivative financial liabilities:				297
Financial liabilities carried at fair value				344

(1)	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
(2)	The range represents the highest and lowest inputs used in the level 3 valuations.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2019 financial statements.

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in the Group’s 2019 financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Credit quality of loans and advances to banks and customers

Gross drawn exposures

					Purchased
					or
					originated
	PD				credit-
At 30 June 2020	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	3,664	—	—	—	3,664
CMS 11-14	0.51-3.00%	3,384	—	—	—	3,384
CMS 15-18	3.01-20.00%	37	—	—	—	37
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		7,085	—	—	—	7,085
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	236,569	27,321	—	—	263,890
RMS 7-9	4.51-14.00%	8	3,770	—	—	3,778
RMS 10	14.01-20.00%	—	862	—	—	862
RMS 11-13	20.01-99.99%	—	2,354	—	—	2,354
RMS 14	100.00%	—	—	1,800	13,043	14,843
		236,577	34,307	1,800	13,043	285,727
Retail — credit cards
RMS 1-6	0.00-4.50%	10,070	456	—	—	10,526
RMS 7-9	4.51-14.00%	2,882	641	—	—	3,523
RMS 10	14.01-20.00%	403	361	—	—	764
RMS 11-13	20.01-99.99%	84	630	—	—	714
RMS 14	100.00%	—	—	368	—	368
		13,439	2,088	368	—	15,895
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	11,615	1,762	—	—	13,377
RMS 7-9	4.51-14.00%	1,054	693	—	—	1,747
RMS 10	14.01-20.00%	—	155	—	—	155
RMS 11-13	20.01-99.99%	5	310	—	—	315
RMS 14	100.00%	—	—	236	—	236
		12,674	2,920	236	—	15,830
Retail - other
RMS 1-6	0.00-4.50%	19,242	693	—	—	19,935
RMS 7-9	4.51-14.00%	3,213	546	—	—	3,759
RMS 10	14.01-20.00%	787	191	—	—	978
RMS 11-13	20.01-99.99%	997	631	—	—	1,628
RMS 14	100.00%	—	—	480	—	480
		24,239	2,061	480	—	26,780
Total Retail		286,929	41,376	2,884	13,043	344,232

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures (continued)

					Purchased
					or
					originated
	PD				credit-
At 30 June 2020	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	20,094	114	—	—	20,208
CMS 11-14	0.51-3.00%	35,518	6,935	—	—	42,453
CMS 15-18	3.01-20.00%	7,321	6,366	—	—	13,687
CMS 19	20.01-99.99%	—	1,542	—	—	1,542
CMS 20-23	100%	—	—	3,493	—	3,493
		62,933	14,957	3,493	—	81,383
Other
RMS 1-6	0.00-4.50%	764	24	—	—	788
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	83	—	83
		764	24	83	—	871
CMS 1-10	0.00-0.50%	60,489	—	—	—	60,489
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		60,489	—	—	—	60,489
Total loans and advances to customers		411,115	56,357	6,460	13,043	486,975

In respect of:
Retail		286,929	41,376	2,884	13,043	344,232
Commercial		62,933	14,957	3,493	—	81,383
Other		61,253	24	83	—	61,360
Total loans and advances to customers		411,115	56,357	6,460	13,043	486,975

The update to the Group’s economic outlook has contributed to a deterioration of assigned credit quality and an increase in stage 2 balances due to the forward-looking probability of default (PD) used for rating segmentation.

Lending originated under the UK Government’s COVID-19 support schemes is rated according to the customer’s probability of default; the Government guarantees impact the anticipated loss given default (LGD).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses

					Purchased
					or
					originated
	PD				credit-
At 30 June 2020	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	—	—	—	—	—
CMS 11-14	0.51-3.00%	14	—	—	—	14
CMS 15-18	3.01-20.00%	1	—	—	—	1
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		15	—	—	—	15
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	106	250	—	—	356
RMS 7-9	4.51-14.00%	—	79	—	—	79
RMS 10	14.01-20.00%	—	28	—	—	28
RMS 11-13	20.01-99.99%	—	134	—	—	134
RMS 14	100.00%	—	—	187	325	512
		106	491	187	325	1,109
Retail — credit cards
RMS 1-6	0.00-4.50%	96	22	—	—	118
RMS 7-9	4.51-14.00%	134	61	—	—	195
RMS 10	14.01-20.00%	44	58	—	—	102
RMS 11-13	20.01-99.99%	13	208	—	—	221
RMS 14	100.00%	—	—	121	—	121
		287	349	121	—	757
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	184	50	—	—	234
RMS 7-9	4.51-14.00%	8	47	—	—	55
RMS 10	14.01-20.00%	—	21	—	—	21
RMS 11-13	20.01-99.99%	—	99	—	—	99
RMS 14	100.00%	—	—	152	—	152
		192	217	152	—	561
Retail - other
RMS 1-6	0.00-4.50%	116	28	—	—	144
RMS 7-9	4.51-14.00%	110	43	—	—	153
RMS 10	14.01-20.00%	22	35	—	—	57
RMS 11-13	20.01-99.99%	17	213	—	—	230
RMS 14	100.00%	—	—	173	—	173
		265	319	173	—	757
Total Retail		850	1,376	633	325	3,184

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses (continued)

					Purchased
					or
					originated
	PD				credit-
At 30 June 2020	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	9	—	—	—	9
CMS 11-14	0.51-3.00%	120	159	—	—	279
CMS 15-18	3.01-20.00%	108	376	—	—	484
CMS 19	2.01-99.99%	—	230	—	—	230
CMS 20-23	100%	—	—	1,328	—	1,328
		237	765	1,328	—	2,330
Other
RMS 1-6	0.00-4.50%	13	—	—	—	13
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	13	—	13
		13	—	13	—	26
CMS 1-10	0.00-0.50%	—	—	—	—	—
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		—	—	—	—	—
Central adjustment to severe scenario		200	—	—	—	200
Total loans and advances to customers		1,300	2,141	1,974	325	5,740

In respect of:
Retail		850	1,376	633	325	3,184
Commercial		237	765	1,328	—	2,330
Other		213	—	13	—	226
Total loans and advances to customers		1,300	2,141	1,974	325	5,740

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures

					Purchased
					or
					originated
	PD				credit-
At 31 December 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	4,852	—	—	—	4,852
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		4,852	—	—	—	4,852
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	257,028	13,494	—	-	270,522
RMS 7-9	4.51-14.00%	15	2,052	—	-	2,067
RMS 10	14.01-20.00%	—	414	—	-	414
RMS 11-13	20.01-99.99%	—	975	—	-	975
RMS 14	100.00%	—	—	1,506	13,714	15,220
		257,043	16,935	1,506	13,714	289,198
Retail — credit cards
RMS 1-6	0.00-4.50%	14,745	729	—	—	15,474
RMS 7-9	4.51-14.00%	1,355	556	—	—	1,911
RMS 10	14.01-20.00%	32	105	—	—	137
RMS 11-13	20.01-99.99%	1	291	—	—	292
RMS 14	100.00%	—	—	385	—	385
		16,133	1,681	385	—	18,199
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	13,568	1,297	—	—	14,865
RMS 7-9	4.51-14.00%	314	368	—	—	682
RMS 10	14.01-20.00%	—	99	—	—	99
RMS 11-13	20.01-99.99%	2	178	—	—	180
RMS 14	100.00%	—	—	150	—	150
		13,884	1,942	150	—	15,976
Retail - other
RMS 1-6	0.00-4.50%	17,166	763	—	—	17,929
RMS 7-9	4.51-14.00%	1,330	784	—	—	2,114
RMS 10	14.01-20.00%	44	91	—	—	135
RMS 11-13	20.01-99.99%	151	338	—	—	489
RMS 14	100.00%	—	—	443	—	443
		18,691	1,976	443	—	21,110
Total Retail		305,751	22,534	2,484	13,714	344,483

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures (continued)

					Purchased
					or
					originated
	PD				credit-
At 31 December 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m
Commercial
CMS 1-10	0.00-0.50%	43,118	370	—	—	43,488
CMS 11-14	0.51-3.00%	25,341	2,312	—	—	27,653
CMS 15-18	3.01-20.00%	1,793	3,089	—	—	4,882
CMS 19	20.01-99.99%	—	168	—	—	168
CMS 20-23	100%	—	—	3,109	—	3,109
		70,252	5,939	3,109	—	79,300
Other
RMS 1-6	0.00-4.50%	754	32	—	—	786
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	54	—	54
		754	32	54	—	840
CMS 1-10	0.00-0.50%	53,010	—	—	—	53,010
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		53,010	—	—	—	53,010
Total loans and advances to customers		429,767	28,505	5,647	13,714	477,633

In respect of:
Retail		305,751	22,534	2,484	13,714	344,483
Commercial		70,252	5,939	3,109	—	79,300
Other		53,764	32	54	—	53,850
Total loans and advances to customers		429,767	28,505	5,647	13,714	477,633

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses

					Purchased
					or
					originated
	PD				credit-
At 31 December 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m
Loans and advances to banks:
CMS 1-10	0.00-0.50%	—	—	—	—	—
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		—	—	—	—	—
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	23	183	—	—	206
RMS 7-9	4.51-14.00%	—	39	—	—	39
RMS 10	14.01-20.00%	—	13	—	—	13
RMS 11-13	20.01-99.99%	—	46	—	—	46
RMS 14	100.00%	—	—	122	142	264
		23	281	122	142	568
Retail — credit cards
RMS 1-6	0.00-4.50%	103	25	—	—	128
RMS 7-9	4.51-14.00%	49	54	—	—	103
RMS 10	14.01-20.00%	3	19	—	—	22
RMS 11-13	20.01-99.99%	—	91	—	—	91
RMS 14	100.00%	—	—	126	—	126
		155	189	126	—	470
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	203	30	—	—	233
RMS 7-9	4.51-14.00%	10	15	—	—	25
RMS 10	14.01-20.00%	—	10	—	—	10
RMS 11-13	20.01-99.99%	1	32	—	—	33
RMS 14	100.00%	—	—	84	—	84
		214	87	84	—	385
Retail - other
RMS 1-6	0.00-4.50%	109	26	—	—	135
RMS 7-9	4.51-14.00%	55	64	—	—	119
RMS 10	14.01-20.00%	4	16	—	—	20
RMS 11-13	20.01-99.99%	3	103	—	—	106
RMS 14	100.00%	—	—	158	—	158
		171	209	158	—	538
Total Retail		563	766	490	142	1,961

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses (continued)

					Purchased
					or
					originated
	PD				credit-
At 31 December 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m
Commercial
CMS 1-10	0.00-0.50%	27	2	—	—	29
CMS 11-14	0.51-3.00%	50	37	—	—	87
CMS 15-18	3.01-20.00%	13	171	—	—	184
CMS 19	20.01-99.99%	—	16	—	—	16
CMS 20-23	100%	—	—	859	—	859
		90	226	859	—	1,175
Other
RMS 1-6	0.00-4.50%	16	1	—	—	17
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	10	—	10
		16	1	10	—	27
CMS 1-10	0.00-0.50%	—	—	—	—	—
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		—	—	—	—	—
Total loans and advances to customers		669	993	1,359	142	3,163

In respect of:
Retail		563	766	490	142	1,961
Commercial		90	226	859	—	1,175
Other		16	1	10	—	27
Total loans and advances to customers		669	993	1,359	142	3,163

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Related party transactions

Balances and transactions with fellow Lloyds Banking Group undertakings

The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc, and fellow Group undertakings. These are included on the balance sheet as follows:

	At 30 June 2020	At 31 Dec 2019
	£m	£m
Assets
Due from fellow Lloyds Banking Group undertakings	925	1,854
Derivative financial instruments	912	591

Liabilities
Due to fellow Lloyds Banking Group undertakings	6,502	4,893
Derivative financial instruments	1,629	1,986
Financial liabilities at fair value through profit or loss	1,228	1
Debt securities in issue	12,410	11,181
Subordinated liabilities	4,227	3,663

During the half-year to 30 June 2020 the Group earned £3 million (half-year to 30 June 2019: £6 million) of interest income and incurred £242 million (half-year to 30 June 2019: £236 million) of interest expense on balances and transactions with Lloyds Banking Group plc and fellow Group undertakings.

During the half-year to 30 June 2020 the Bank issued £1,070 million of Additional Tier 1 securities to its parent company, Lloyds Banking Group plc.

Other related party transactions

Other related party transactions for the half-year to 30 June 2020 are similar in nature to those for the year ended 31 December 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ W Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	30 July 2020